Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Poseidon AmphibWorks Corporation
425 W. Park Drive #10
Miami, FL 33172
https://poseidonamphibworks.com/

Up to $1,069,947.50 in Non-Voting Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Poseidon AmphibWorks Corporation
Address: 425 W. Park Drive #10 , Miami, FL 33172
State of Incorporation: FL
Date Incorporated: January 04, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Non-Voting Common Stock
Offering Maximum: $1,069,947.50 | 855,958 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $318.75

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

<u>Investment Incentives*</u>

Time-Based Perks

<u>Friends and Family</u>

Invest within the first 48 hours and receive 12% bonus shares + a 15-minute call with Co-Founder and CEO, Steve Tice, and Co-Founder and VP of Amphibious Operations, Captain Andy + a 20-minute Amphicar Amphibious Tour at the Boat House in Orlando, FL.

<u>Super Early Bird Bonus</u>

Invest within the next 2 days to receive 10% bonus shares + a 15-minute call with Co-Founder and CEO, Steve Tice, and Co-Founder and VP of Amphibious Operations, Captain Andy.

<u>Early Bird Bonus</u>

Invest within the next 3 days and receive 5% bonus shares.

<u>Amount Based Perks</u>

<u>Tier 1 | $2,000</u>

Invest $2,000 and receive 3% bonus shares.

<u>Tier 2 | $5,000</u>

Invest $5,000 and receive 6% bonus shares.

Tier 3 | $10,000

Invest $10,000 and receive 9% bonus shares.

Tier 4 | $15,000

Invest $15,000 and receive 12% bonus shares + 15-minute call with Co-Founder and VP of Amphibious Operations, Captain Andy + a 20-minute Amphicar Amphibious Tour at the Boat House in Orlando, Florida (up to 3 people per car).

Tier 5 | $25,000

Invest $25,000 and receive 15% bonus shares + 15-minute call with Co-Founder and CEO, Steve Tice, and Co-Founder and VP of Amphibious Operations, Captain Andy + a 20-minute Amphicar Amphibious Tour at the Boat House in Orlando, FL (up to 3 people).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Poseidon AmphibWorks, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.06 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $106. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

The Company and its Business

Company Overview

Poseidon AmphibWorks Corporation (PAWC) is a C Corporation organized under the laws of the state of Florida that intends to develop and produce a family of the “High-Performance Road & Sea Electric Vehicles”, in another word "Road and Sea capabilities combined into one Electric Vehicle". One of our founders, a known amphibious operations expert says "Necessity & Flexibility combined into one Electric Vehicle". We believe this will be a paradigm shift for transport, recreation, business and government applications.

We are currently in the early pre-prototype stage, in the process of registering Intellectual Property assets and research and development, we do not have a product designed yet nor available on the market.

The Company's business model consists of direct-to-consumer sales/business models focused on current marine and Powersports vehicle owners. Our vehicles will be sold globally beginning with the U.S., direct from our website via a direct-to-consumer business online but serviced and supported through regional service centers. The top 3 reasons to invest in PAWC:

1 - is favorable market, created by a vacuum of all past viable products now not available due to either regulations, excessive maintenance costs;

2 - a unique value proposition to the target customers due to the perfect storm of electric powertrain technology, advanced marine technology and design to cost innovations; and

3 - a project risk mitigating and experienced team consisting of marine engineering expert firms, design to cost innovators, and proven electric powertrain expertise.

These vehicles will be efficient in both mediums, land, and water, clean, modular vehicles for transport, commercial, recreation freedom, and flexibility, that are DUAL capability "Highway Road and Sea".

Amphibious (land/sea capable) vehicles have been a passion for many years around the world, evidenced by the passionate clubs around the world still keeping many of the original 4,000 Amphicars operational, since the invention of the car, however over-priced, low quality/performance compromises have been the only options available (however these were still liked, e g. WaterCar, Gibbs) - Poseidon AmphibWorks, with your help plans to change that and fill that void in the marketplace.

<u>About our name:</u>

Poseidon AmphibWorks, where Poseidon was one of the Twelve Olympians in ancient Greek religion and myth, god of the sea, storms, earthquakes and horses, so commanding performance and flexibility on both land/road and sea is part of our DNA.

We are an electric vehicle and marine engineering-driven company focusing on filling the current void for affordable high-performance multi-function electric amphibious vehicles.

Our 1st vehicle of our product roadmap fills a current void left by 2 defunct ICE-powered amphibs - it is an electric 3+ seater, highway road-legal autocycle (3-wheel) with the integration of high-performance hydrofoil marine capabilities for water travel. The combination of features and performance for our 1st vehicle is UNIQUE and NO VEHICLE LIKE IT EXISTS TODAY.

Our team consists of members with many years of combined experience in: amphibious vehicle operations and sales, marine, electric vehicle powertrain engineering; vehicle composites and traditional manufacturing.

Co-founder Andres Langesfeld (https://car-boat.com) and Steve Tice founder of QuantumWorks (https://www.QuantumWorks.com) have teamed up to develop this product line (see complete team below) to FILL A VOID, by developing a product line of next-generation small to midsize amphib vehicles for a range of applications of markets spanning recreation, adventure, personal/commercial transportation, search/rescue.

QuantumWorks Corporation is the consulting company of CEO Steve Tice. QuantumWorks is a majority shareholder of Poseidon Amphibworks. It is a separate entity from Poseidon Amphibworks Corporation. Steve's primary role is as the CEO of Poseidon and he will switch to focus full-time on the business as the company develops. Steve currently splits his time working for the company and working for QuantumWorks in his role as CEO. Steve Tice spends approximately 30-40 hours per week at Poseidon and 20 hours per week at QuantumWorks.

Competitors and Industry

INDUSTRY

The Global Amphibious Market was ~$2.91B in 2021 and currently estimated to grow to ~$4.71 B in 2027 (src: EMR - https://www.expertmarketresearch.com/reports/amphibious-vehicle-market) This is the TAM or Total Available Market.

The SAM or Serviceable Available Market for 2024 for Non-military for Global is estimated by our team at ~$1B

The SOM or Serviceable Obtainalbe Market for Non-Military Global Early Adopters for 2024 is estimated by our team to be $250m. The Serviceable Obtainable market is most obtainable for this company as short-term growth targets.

The related Amphib ATV 6-8 wheelers TAM: "The global amphibious vehicle market size was $2.66B in 2019 billion projected to reach USD 4.98 billion by 2027, exhibiting a CAGR of 13.05% during the forecast period." (src: FBI - https://www.fortunebusinessinsights.com/industry-reports/amphibious-vehicle-market-101800)

The related UTV/ATVs TAM global was valued at $7.6 billion in 2017, and is projected to reach $11.95 billion by 2027, registering a CAGR of 6.7% from 2020 to 2027. (src: AMR - https://www.alliedmarketresearch.com/atv-and-utv-market)

Target Markets - U.S., Europe, Middle East, Asia, Australia - Recreation, Outdoorsmen, ecoTourism, rental fleets, water-taxi, ride-share, coastal cities / cargo shuttles, landholders, Law enforcement, emergency rapid response, search and rescue, FEMA. Initial target customer: high disposable income techie toy buyer.

COMPETITORS

The Company has no direct competition today - there are no highway legal amphibious vehicles on the market today which are electric (or gas), that are 3-wheeled (or 4-wheeled) which use hydrofoils for efficient high performance water travel. There were 2 fossil-fueled ICE (internal combustion engine) powered vehicles which were highway legal in limited places around the world but did not use hydrofoils - they are no longer produced. (WaterCar Panther https://www.watercar.com/ and Gibbs Aquada https://gibbsamphibians.com/platform/aquada/). There are vehicles sold today which do have some, not all of our product features - none are highway legal. Summary of those are:

Amphib vehicles NOT electric custom orders only Hydraspyder (https://camillc.com/hydraspyder/), DUTTON amphibs (https://www.timdutton.com/) gas powered built from donor cars ~260 sold to date - REEF 2wd - SURF 4wd both no longer sold

Amphib vehicles that are not electric and are conversions of OEM vehicles with under 10mph water performance and but are road legal: AmphiCrusier Toyota Land Cruiser conversion (https://www.amphicruiser.com/)

Amphib vehicles that are NOT electric with under 10 mph water performance and are NOT road-legal focused on off-road: multi-wheel ARGO (https://argoxtv.com/vehicles/aurora) and MUDD-OX (https://www.muddox.net/mudd-ox-vs-argo/), SHERP (https://argoxtv.com/vehicles/sherp), HYDRATREK (https://hydratrek.com/d2488b/), a few others as well in this class such as custom orders only for Cami LLC (https://camillc.com/hydragator/)

Amphib vehicles that are not electric with under 5 mph road performance, not road legal, good water performance, marginal off-road: performance “wheeled RIBs”: Ocean Craft (https://oceancraftmarine.com/amphibious/recreational-amphibious/), SeaLegs (Sealegs does have a model with electric land power only - 5mph top speed - https://www.sealegs.com/sealegs-technology/sealegs-electric/ and https://www.sealegs.com/), Asis (https://asisboats.com/amphibious-boats/), Iguana (https://www.iguana-yachts.com/experience/amphibious-uses/)

Not amphibs, Hydrofoil only but are electric: CANDELA C8 (https://candela.com/candela-c-8/ $300k USD), hybrid electric Foiler (~$1m USD), electric Quadrofoil (https://quadrofoil.com/), Seair foil RIB (https://defence-marine.seair-boat.com/), Edorado Marine (https://edoradomarine.com/), PHEV using Diesel ICE Enata Marine foiler (https://enata.com/product/foiler;jsessionid=B748E4AB78192540EF4D96C7BF93AF71?0), Non-electric Hysucat (https://www.hysucat.com/hysucat-hydrofoil-boat-technology/)

Not amphibs but are electric and are Autocycles (3-wheeler): Aptera (https://aptera.us/), Vanderhall)(https://vanderhallusa.com/models/), Sonders EV (https://sondorsx.com/pages/sondors-ev), Arcimoto FUV (https://www.arcimoto.com/), Electra Meccanica Solo (https://www.electrameccanica.com/solo/), Nobe (https://nobecars.com/), Elio EV (https://www.eliomotors.com/), Shockwave (https://www.shockwavemotors.com/), Daymak (https://avvenire.ca/products/spiritus/)

New Powersports category vehicles showing unfilled demand for new experiences - These are Not Amphibs and Not Electric: Polaris 3-wheeler SLINGSHOT (https://slingshot.polaris.com/en-us/), BRP 3-wheeler Can-am Spyder (https://can-am.brp.com/on-road/us/en/models/spyder-rt.html) and new performance Pontoon boat, BRP Sea-Doo SWITCH (https://www.sea-doo.com/us/en/pontoons/switch.html)

Current Stage and Roadmap

CURRENT STAGE

"Poseidon AmpibWorks Corporation" was formed with key amphibious industry co-founder and key advisory board members by the QuantumWorks Corporation (QWC). QWC electric vehicle powertrain technology company founded EVDrive in 2011, and itself was founded in 1993, having developed milestone e-vehicles for other companies as part of their development teams and saw a void in the marketplace. As a result QWC decided to build and produce its own vehicles with uniqie patent pending innovations in a new market segment: **Electric Amphibious-Hydrofoil enabled vehicles** with 5 vehicle designs identified in total in the development plan.

Prototype design has gone through it's first iteration as depicted by the computer renderings disclosed. Analysis of key subsystems has already begun as well in developing the second iteration of the design which will be used to build the first full size prototype. Many tradeoffs have been initiated to make sure we build a prototype that has the optimum set of compromises in all areas: cost to mfg at low volume, reliability, multi-use features, operational simplicity, road and water performance.

Initial CFD analysis is showing our truly innovative hydrofoil/thruster design (not shown in our CGI renderings) that, on power, allows our vehicle to be lifted out of the water at the lowest possible speed, dramatically lowering water drag, so the longest range will be possible on water. Milestone hydrofoil boats like Candela show the advantages in range on the water by reducing drag as soon as possible.

FUTURE ROADMAP

The Company’s efforts for the next few years will be focused on completing 1st model prototype design, construction and testing. Followed by development and testing of the pre-production beta and then the final production article for initial volume production. Success of this campaign and subsequent funding rounds will determine the speed we can get this and the rest of the product family to market both in the U.S. and globally.

Prior to the prototype design completion, the following analysis will be completed:

- Tradeoff Analysis of: road powertrain, road suspension tradeoffs, hull construction, marine powertrain, foil retraction, strengthen patent protection

- Global registration and compliance recommended design requirements

- Identify markets that will require distributed mfg in country, that is local assembly to minimize importation duties and taxes (e.g.), also identify any design changes that need to be incorporated

- Contract legal and financial services to support the engineering consulting contracting

- Four other vehicle variations part of this product family, will be analyzed further to verify that the 1st vehicle, LS-1, contains the right modular platform features for further development of these other platforms.

The Team

Officers and Directors

Name: Steve E. Tice

Steve E. Tice's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Secretary, Treasurer, CEO, CTO
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Corporate management and technical design, analysis, simulation vehicle development and project management of the prototypes and pre-production models and production - Salary $0 per month - Voting Power 12.5%. currently splits his time working for the company and working for QuantumWorks in his role as CEO. Steve Tice spends approximately 30-40 hours per week at Poseidon and 20 hours per week at QuantumWorks. Please refer to our risk factors.

Other business experience in the past three years:

- **Employer:** QuantumWorks Corporation
  Title: CEO and CTO
  Dates of Service: September 01, 1993 - Present
  Responsibilities: Corporate management, technical marketing and engineering consulting for 3rd party clients and technical support of the quick serve food division called Paradise Yogurt, a dba of QuantumWorks Corporation

Name: Andres Diego Langesfeld

Andres Diego Langesfeld's current primary role is with Andy Langesfeld Amphibious Vehicle and Amphibious Lifestyle Consulting Sales & Service. Andres Diego Langesfeld currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** V.P. Amphibious Operations, co-founder, CMO, CSO, Director
  Dates of Service: January 18, 2022 - Present
  Responsibilities: During prototype development and testing make sure the amphibious capabilities, reliability, maintenance and operations goals are being met through the design - Salary $0 - Voting 12.5%

Other business experience in the past three years:

- **Employer:** Aqua MV Inc.
  Title: Senior Marine Captain
  Dates of Service: January 15, 2018 - Present
  Responsibilities: Operate/Captain companies' vessels, train other operators

Other business experience in the past three years:

- **Employer:** Andy Langesfeld Amphibious Vehicle and Amphibious Lifestyle Consulting Sales & Service
  Title: Freelance consultant - https://car-boat.com is contact page
  Dates of Service: September 15, 2000 - Present
  Responsibilities: Buy, and Sell pre-owned Amphibious Vehicles from various manufacturers and Train customers in use of these vehicles

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SHARES -

non-voting, should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

We depend on the sales of vehicles first in the U.S. then around the world. Having the former International Sales Director of Gibbs Amphibians on our team lowers the risk that we can avoid pitfalls encountered by this company and be successful not only around the world but also in the U.S.

We may never have an operational product or service
It is possible that there may never be an operational product line of saleable vehicles or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product for sale in our target markets. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only performed preliminary design and analysis for development of the first prototype. Delays or cost overruns in the development of our first prototype and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have related products on the market and/or various respective product development programs that will compete for the same purchase funds of our potential customers. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Poseidon AmphibWorks Corporation was formed on 1/4/2022 as a spinoff of a 29 year old technology company called QuantumWorks Corporation, co-founders of milestone electric powertrain developers, EVDrive Inc, credited with many electric vehicle, and real-time computer graphics milestones (no longer involved with them in any way). Accordingly, the Company has a limited history upon which an evaluation of its

performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Poseidon AmphibWorks Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Poseidon AmphibWorks Corporation's Trident LS-1 Electric Hydrofoil-enhanced Amphibious Autocycle is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's has filed patent pending on its concepts and many claims of technologies with not patents granted at time of this file, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection

without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the DOT, NHTSA, FTC (Federal Trade Commission) and other relevant government laws and regulations, as well as similar regulatory agencies in Europe, Asia, Middle East and the rest of the world. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Over estimation of value of amphibian vehicles to our target customers
Despite one of the co-founders having been immersed in amphibian sales, operations, captaining, training and consulting to ICE powered amphibian companies, and one of our Advisory Board members formerly the Int'l Sales Director for a leading ICE powered amphibian company, Gibbs, they may still have over estimated the value of our electric amphibian vehicles to our target customers and projected sales figures greater then they may actually be in practice.

Rising engineering costs and lower build volume with force higher parts costs may require additional funding and may require higher MSRP of final vehicle.
Rising engineering costs may require more development funds then currently planned. In addition, lower build volumes may result in higher parts costs translating into higher MSRP of final vehicle then currently projected which in turn will lower the actual sales performance.

The Company's Chief Executive Officer currently has multiple roles and does not receive a salary.
Steve Tice, the CEO of Poseidon AmphibWorks Corporation currently splits his time working for the company and qorking for QuantumWorks in his role as CEO. Steve Tice spends approximately 30-40 hours per week at Poseidon and 20 hours per week at QuantumWorks. Steve does not currently receive a salary for his role at Poseidon but owns substantial equity in the company and will receive more equity upon the completion of certain prototype-related milestones. Although Steve spends a significant amount of time per week working at Poseidon, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steve E. Tice	1,250,000	Preferred Voting Stock	25.0%
QuantumWorks Corporation	2,500,000	Preferred Voting Stock	50.0%
Andres Diego Langesfeld	1,250,000	Preferred Voting Stock	25.0%

The Company's Securities

The Company has authorized Non-Voting Common Stock, and Preferred Voting Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 855,958 of Non-Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Preferred Voting Stock

The amount of security authorized is 8,500,000 with a total of 8,500,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The amount of shares outstanding includes 2.5 million shares of preferred stock to be issued to each founder and 2.5 million shares of stock to be issued to Quantumworks Corporation, a California Profit Corporation, and a related entity which help set up the business.

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 5,000,000
Use of proceeds: founders stock - QWC 2.5m, SET 1.25m and AL 1.25m
Date: January 04, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our company cannot operate for very long without revenue from fundraising (no sales until production is reached). However, assuming reasonable fund raising and when comparing to other electric vehicle startups and their value propositions compared to ours, we hope to be able to raise the minimum funds to operate for at least 24 months until prototype and its testing is complete and then further fund raising for production to begin, and sales thereafter.

Foreseeable major expenses based on projections:

Until production begins with our chosen suppliers, our major expenses will be the prototype design, analysis and simulation and then the build and test of these prototypes. Follow-on fund raising will be required for the final pre-production prototype, manufacturing development, production itself and supporting distribution and sales operations.

Future operational challenges:

Raising sufficient funds to properly design and engineer the prototype(s) and then to test them. If the tests conclude significant design changes are required, additional funding will be required and schedule delays will be incurred to re-engineer the final prototypes.

Following these 2 milestones, sufficient resources will then need to be in place to engineer the pre-production prototype.

Following that miletsone, sufficient resources need to be in place for final manufacturing engineering and build of the production article, the tooling and its manufacturing supply chain and build partners.

Final milestone will require funding to setup distribution, sales, service and all required corporate support functions.

Future challenges related to capital resources:

Even though we have experience being frugal in developing prototypes and getting to production, sufficient resources need to be in place for final engineering and build of the production article, the tooling and its manufacturing supply chain and build partners.

The good news, is by this point, suppliers tend to offer their engineering if they are commited to for production of their subsystems, parts, etc.

Final challenge for capitial resources is to fund the last milestone to setup distribution, sales, service and all required corporate support functions.

Future milestones and events:

If the tests on the initial prototypes conclude significant design changes are required, and/or revised international regulations required design changes, additional funding will be required and schedule delays will be incurred.

Supplier changes, costs, locations, timelines that will demand sufficient resources to be in place for final engineering and build of the production article, tooling and its manufacturing supply and complete build partners.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2022, the Company has zero cash on hand and has limited capital resources available from shareholder loans from the 3 co-founders. Any amount over the $35k the founders have either already spent or to be spent by end of the campaign will be loans to the company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support detailed design, analysis, simulation, building and testing of the first prototype sub-systems and vehicle.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign ARE necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign.

"OUR SPECIFIED MINIMUM" - If ~10-15% of the maximum funding goal is raised, the first few design and analysis tasks of the next phase can begin.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the StartEngine minimum offering amount of $10k, all of it will got to StartEngine so we will have to halt current activities and search for new funding sources.

If we raise "OUR SPECIFIED MINIMUM" defined as ~10-15% of the maximum funding goal, then we anticipate the Company will be able to operate for up to 12 months. This is based on projected monthly burn rate of ~$6k for expenses related to preliminary detail engineering which will involve limited contracting, salaries, and development parts.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount which nets the company ~$982, 870, we anticipate the Company will be able to operate for 24 months. This is based on projected monthly burn rate of ~$41k for expenses related to the execution of such tasks as: detail design, analysis, tradeoffs, simulation, subsystem builds/testing and final prototype complete build and testing. This work will be conducted by a combination of salaried and contracted staff and companies. We can not be sure that this funding will cover all tasks and a completed prototype and testing due to both unforseen technical delays or new tasks revealed during analysis and dependence on 3rd party contractors and firms whose rates and contract amounts may change.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,625,000.00

Valuation Details:

Reasonable Basis for pre-money valuation broken down into these components:
1 - Technology, Methods, Processes
2 - Management/Founders
3 - Comparison to the Valuation of Competitors & % of Projected Sales

1 - Technology, Methods, Processes
Tech part of Intellectual property of the company has been valued as follows:

LS-1 platform design PATENT PENDING, 3 design iterations, CFD and other analysis - base model plus Camping, windows, solar REX kits - prototype design started, when COMPARED to powersports and marine vehicle companies selling vehicles in this price range and similar capabilites (no one offers our suite of capabilities in one vehicle), this design is valued at least - **$1,000,000**

LS-2 Luxury design which includes upgraded seating, creature comforts, windows, convertible top, built-in air compressor, etc. using similar comparative technique as above valued at **$450,000**

LS-3 Search/Rescue design includes higher accessory power, range extender, built-in air compressor, etc., using similar comparative technique as above, valued at **$450,000**

LS-4 Limo Shuttle design includes revised seating and entry/exit features, etc. using similar comparative technique as above valued at **$350,000**

LS-lite design, a more compact vehicle, using similar comparative technique as above valued at **$650,000**

The electric powertrain control system patentable innovations e.g. differential torque vectoring based power steering, skin radiators, "EV Flat Tow" no othere EV on the markert has this innovation, valued at **$552,000**

The Marine Patentable innovations e.g. prior art completely uniqie "blown foils", differential thruster vectoring based steering and stablilty control valued at **$765,500**

2 - Management/Founders
The founders have 39 years of Technical management experience and specific experience in EV powertrains plus 20+ years in amphibious consulting and operations, plus Founders prior e-powertrain IP and supplier database valued at **$980,000**

Plus Project specific Founders Investment to date (SET, QWC, AL) of **$35,000**

3 - Comparison to the Valuation of Competitors and Experienced Amphibious vehicle Marketing, Sales, Training and Operations and international distribution and local in country manufacturing intellectual property.

Under the "Experienced Amphibious Marketing and Sales intellectual property" portion, our advisory board member Marcelo Benbassat (https://www.linkedin.com/in/marcelo-benbassat-138b743) , was in the "trenches" selling very similar vehicles as the international sales director for GIBBS AMPHIBIANS (over 1,000 ~$50k USD GIBBS QuadSkis were sold worldwide. The reasons we are optimistic about our sales potential worldwide and in more than one application is:
A - these GIBBS vehicles were NOT U.S. road-legal compared to our designs, which is designed from the start to be U.S. highway-legal - also our designs are from the start designed to be Coast Guard compliant so these vehicles will be legal for travel on ALL U.S. bodies of water;
B - our designs have significantly more value proposition (e.g. important decision triggering features assessed against total cost of ownership to the target customers) than the GIBBs Quadski products. With Marcello's in the trenches sale experience both to our target customers and target markets.

Under the "International distribution and local in-country manufacturing intellectual property" portion. From GIBBS and WATERCAR experience we have identified and have relationships with top distributors around the world plus identified in-country final assembly locations/partners which will reduce costs to distribute our vehicles around the world.

Based on our analysis, there are no direct competitors to evaluate our valuation. There are a few electric hydrofoil boat companies, some recently recieved investments such as Candela received $25m in equity investment for design and sales of their $200-300k hydrofoil boats, projecting the sale of Candela's 400 boats per year in 2024.

All portions in this section added together, result in a Contribution to valuation of **$5,312,500**

Conclusion & Disclaimers

Based on the above analysis we determined our pre-money valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Service fee*
  96.5%
  The first 10k from the raise will go towards fees associated with services provided by StartEngine.

If we raise the over allotment amount of $1,069,947.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  86.5%
  Complete design, analysis, simulation, subsystem build/test for the 1st prototype. In addition, contracting with experts in each field to guide the prototype design and identify key suppliers for not only the prototype build but potentially for production.

- *Salary*
  10.0%
  QuantumWorks Corp, a co-founder and expert in designing and engineering electric vehicles will be contracted to provide design and engineering support for developing the prototypes - max monthly consulting fee may be $4-5k for Steve Tice plus Mechanical CAD engineers as of now at unknown rate as our Advisory Board may suggest using their own staff so the consulting fees would go direct to them instead of QuantumWorks. In addition, during prototype development, Andy Langesfeld may also be contracted to review and approve design details - max consulting fee may be $1-2k per review, possible 2-3 review total is expected.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than May 04 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://poseidonamphibworks.com/ (Within a new footer which will appear on every page under "Annual Reports").

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/poseidon

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Poseidon AmphibWorks Corporation

[See attached]

Poseidon Amphibworks Corporation. (the "Company") a Florida Corporation

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – January 4th, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Poseidon Amphibworks Corporation

We have reviewed the accompanying statement of financial position as of January 4th, 2022 and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 1, 2022
Vincenzo Mongio

Statement of Financial Position

	As of January 4th, 2022 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

Poseidon Amphibworks Corporation
Notes to the Unaudited Statement of Financial Position
January 4th, 2022 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Poseidon AmphibWorks Corporation ("the Company") was formed in Florida on January, 4, 2022. The Company plans to earn revenue by selling direct to consumer a product line of Highway Legal Electric Amphibious Hydrofoil Autocycles from a Florida based location. The Company's Corporate headquarters is located in Miami, Florida, with a remote engineering and project management only office in San Diego, CA. The company plans to utilize engineering contractors from all over the world to engineer its product line. The Company's customers will be located in the United States and the rest of the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation - ASC 718-10-50

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares with a par value of $0.7133 per share.

7,500,000 shares are delineated as preferred shares. Preferred shareholders take priority over common holders and are entitled to one vote per share. 7,500,000 shares are issued and outstanding as of the date of these financials.

2,500,000 shares are delineated as common, non-voting shares. 0 shares are issued and outstanding as of the date of these financials.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 4th, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 1, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Poseidon Amphibworks Corporation

Electric Amphibious Vehicles


Images are computer-generated demo versions. Product is still currently under development.
This is a model representation with two prototype features not shown: (1) the wheels are not shown retracted and (2) the rear thruster protection panels are not shown.

Website · Miami, FL · TRANSPORTATION

$8,565 raised

18 Investors	$10.6M Valuation
$1.25 Price per Share	$318.75 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

A single, street legal vehicle that can effortlessly transition back and forth between land and water, and efficiently operate as a road vehicle as well as a boat, has been a dream for many around the world, yet the only options available have been over-priced, low quality, or have suffered from performance compromises and regulation hurdles. Poseidon AmphibWorks plans to change that, filling the void in the marketplace with an elite and affordable, electric amphibious vehicle that will combine unique technologies to optimize efficiency in both land and sea. Currently pre-prototype, our vehicle has the potential to be a paradigm shift for transport, recreation, business, and government applications.

Overview Team Terms Updates 9 Comments Follow

Reasons to Invest

- A highly scalable business model, with non-linear growth potential. Minimum CapEx requirements using proven low-risk strategic partners. After initial product success, the unique modular technology will allow for worldwide growth for new applications/customer segments.
- Due to climate change, we believe we're witnessing a growing amphibious demand. The global amphibious vehicle market size was valued at $2.91 billion in 2021 and is projected to reach USD $4.71 billion by 2027, exhibiting a CAGR of 8.35% during the forecast period.*
- Our team has deep amphibious vehicles operations and powertrain engineering experience with intellectual properties in the field, ranging from single-motor to motor-per-wheel, 2 & 4-wheel vehicles, e-cat boats to semi-truck powertrains. Building on previous experiences in the industry, our prototype design will be legal on US highways and will follow all marine regulations.

*Market statistics provided by Expert Market Research (source)

Final Exterior styling is NOT shown in the computer generated concept images in the video & on this page.

Images closer to the production look envisioned will be shared in upcoming updates below.

--

An Elite, Zero-Emission Electric Road and Sea Vehicle

We are **Poseidon AmphibWorks**, a forward-thinking team developing efficient, clean, modular amphibious vehicles for transport, commercial, and recreational freedom, dually capable on highways, roads, and water. Named after the god of the sea from ancient Greek mythology, performance & flexibility on both land & sea is part of our DNA. We are currently in the pre-prototype phase, in the process of registering Intellectual Property assets and research and development.

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Poseidon Amphibworks Corporation:

$318+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$2,000+
Investment
Tier 1 | $2,000
Invest $2,000 and receive 3% bonus shares.

$5,000+
Investment
Tier 2 | $5,000
Invest $5,000 and receive 6% bonus shares.

$10,000+
Investment
Tier 3 | $10,000
Invest $10,000 and receive 9% bonus shares.


We are Poseidon AmphibWorks.
We are an electric vehicle and marine engineering driven company focusing on filling the current void for affordable, high-performance, and multi-function electric amphibious vehicles.

The above is a rendering of the Trident LS-1. Image features a computer generated concept model. Product is still currently under development including the overall styling.

We are an electric vehicle and marine engineering driven company focusing on filling the current void for **affordable, high-performance, high-efficiency and multi-function electric amphibious vehicles.**

Our team consists of members with **many years of combined experience** in amphibious vehicle operations and sales, marine, electric vehicle powertrain engineering, vehicle composites, traditional manufacturing and technology project management.


Poseidon AmphibWorks is creating efficient, clean, modular vehicles for transport, commercial, and recreational freedom, dually capable on
Highways, Roads, and Water

The above is a rendering of the Trident LS-1. Images feature a computer generated concept model. Product is still currently under development including the overall styling.

Co-founder Capt. Andy Langesfeld and Steve Tice, founder of QuantumWorks, have teamed up to develop this product line to fill a void in the marketplace, starting first with the Trident LS-1. This line of next-generation, small-to-midsize amphibious vehicles will have a range of applications and markets, spanning recreation, adventure, personal & commercial transportation, as well as search-and-rescue.

THE PROBLEM

Growing Amphibious Demand Due to Climate Change

Our world as we know it is changing, bringing water levels and flooding right onto our streets and doorsteps. In order to keep up with climate change humans will need to adapt quickly to the challenges we expect to be facing.


Our world as we know it is changing, bringing water levels and flooding onto our streets and doorsteps.

The above vehicle shown is not an amphibious vehicle and was not developed by Poseidon AmphibWorks.

A sea level rise of 1-8 feet is predicted by 2100, and some say that could happen as soon as 2050 (source, source). Flooding is happening more often and in places that historically might not have been flooded before (source).

$15,000+
Investment

Tier 4 | $10,000

Invest $15,000 and receive 12% bonus shares + 15-minute call with Co-Founder and VP of Amphibious Operations, Captain Andy + a 20-minute Amphicar Amphibious Tour at the Boat House in Orlando, Florida (up to 3 people per car).

$25,000+
Investment

Tier 5 | $25,000

Invest $25,000 and receive 15% bonus shares + 15-minute call with Co-Founder and CEO, Steve Tice, and Co-Founder and VP of Amphibious Operations, Captain Andy + a 20-minute Amphicar Amphibious Tour at the Boat House in Orlando, FL (up to 3 people).


Sea levels are predicted to rise by
1-8 feet
by 2100, with some estimates as early as 2050

(source, source)

As the number of wetland areas rise, vehicle owners are looking for solutions. Having an amphibious vehicle that can serve as a household's recreational vehicle could become a lifesaver when the unexpected happens, however current vehicles within the market offer sub-optimal marine performance and are only legal for off-road use.

Enter Poseidon AmphibWorks.

THE SOLUTION

Road and Water Capabilities Combined Into One Vehicle

Our goal is to produce fast and highly efficient road & water electric vehicles unique in the market today and to usher in a paradigm shift for transport, recreation, business, and government applications. To do so, meet the first vehicle in the pipeline: **the Trident LS-1**.


Meet Poseidon AmphibWork's first vehicle:
The Trident LS-1

**The above is a rendering of the Trident LS-1. Image features a computer generated concept model. Product is still currently under development including the overall styling.*

Short for "Land and Sea," the Trident LS-1 is a patent-pending, **electric amphibious 3-wheeler** designed to be more efficient in all aspects than current electric boats.

Capable of seating 3+ people, the Trident LS-1 will be **a highway road-legal autocycle** with integration of **high performance hydrofoil marine capabilities for water travel**. Additionally, the modular deck supports use cases such as recreation lounging, transport of various sized supplies, and even special handicap provisions. This combination of features and performance for our first vehicle is unique, and to our knowledge no other vehicle exists like it today.


3-Wheeler (Autocycle) with Marine Capabilities
Electric, Zero-Emissions
Affordable ($95k Target MRSP)
Level 1 & Level 2 110/220Vac charging.
Modular Reconfigurable Rear Deck Supports Camping & Lounging Uses

**The above is a rendering of the Trident LS-1. Image features a computer generated concept model. Product is still currently under development including the overall styling.*

The **multi-motor design** of the LS-1 powertrains will allow for some interesting features. For example, for marine travel, station keeping, rudderless operation, and lower-speed lift up on foils of the vehicle, are just some of the planned possible functions. For land operation, all-wheel drive, torque vectoring, and torque vectoring-enabled power assist steering (to benefit smaller, more efficient power assist module) will be included.

Safety features like seat belts and blind spot cameras will be included, exceeding what is required by both road and marine governmental agencies as well as what other Autocycle OEMs are offering.


On-Land:
0-60mph under 5 seconds
All-Wheel Drive
3-Wheeler (Autocycle)
In-Water:
Top Speed of 35+ mph on Water Using Hydrofoils
No Boat Docks Required to Go On/Off Land
Hydrofoils Provide Smooth On-Water Rides Enhanced by Silent Electric Drives

**The above is a rendering of the Trident LS-1. Images feature a computer generated concept model. Product is still currently under development including the overall styling. Performance statistics shown are projections.*

The Trident LS-1 will be capable of lifting out of rough water fast. “Fly over the waves” to avoid wave-induced bumps and enjoy a smooth ride, equipped with true fly-by-wire steering. With our patent pending foil innovations, the Trident will lift out of the water at a lower speed than equivalent foil-enabled craft.

Getting the boat to lift from the water and “fly” on hydrofoils will be handled by the onboard flight control system, and once on foils, the boat will maintain stability under computer “flight” control. Smartphone charging, 12VDC, and 110Vac device power supplies, certified for marine use, will be included. More features will follow, as the LS-1 will be upgradeable Over-The-Air (OTA).


Our Trident LS-1 will lift out of rough water fast.
“Fly over the waves” to avoid wave-induced bumps and enjoy a smooth ride, equipped with true fly-by-wire steering.

**The above is a rendering of the Trident LS-1. Image features a computer generated concept model. Product is still currently under development including the overall styling.*

The LS-1 design optimizes efficiency both on-land and in-water to get the most range and performance from a proven, commercially-sourced battery system, with the basic vehicle model targeting the average outdoor adventure consumer. Previous amphibious attempts could only be afforded by very wealthy individuals.


The Trident LS-1 design optimizes efficiency both on land and in water

**The above is a rendering of the Trident LS-1. Image features a computer generated concept model. Product is still currently under development including the overall styling.*

Our vehicles will be able to enter and exit the water using any regular public boat ramp as well as other hard packed, gently-sloped shore lines, providing alternative routes, opening possibilities to new destinations, as well as **bypassing stifling traffic** in many cities that represent untapped transportation routes. Popular boat ramp navigation apps such as "Marine Ways" will make navigation from ramp to ramp a breeze. Additionally, users will have access to OTA updates and remote performance & systems monitoring, all while charging at home or at Level 1, 2 and DC Fast Charge charging stations.

Like Tesla Motors, a first mover in the electric road vehicle space, our business model will consist of **direct-to-consumer sales** of vehicles.


$76k
Projected Build Cost
20%
Est. Profit Margin
Target MSRP
$95k

Later commercial versions will also be sold directly to user groups like search-and-rescue teams, fire departments, military & coast protection, and limo & taxi fleets.

THE MARKET

Filling a Void in the Marketplace

In 2021, the value of the **Global Amphibious Vehicle Market** was close to **$3B**, with projections that the market is expected to hit $4.71B in 2027 (source). Similarly, the related Global UTV/ATV Market is valued at $7.6B in 2017 and is expected to exceed $12B by 2027 (source).


$3 Billion
TAM 2022 Global Amphib Market
$1 Billion
SAM 2022 Non-military Global
$250 Million
SOM 2024
Non-Military
Global Early
Adopters

*Information based on internal research conducted by company when paired with additional statistics (source)

As COVID introduced a new wave of outdoor activity and increase in camping, bicycling, and other adventure vehicles (source), we expect the market trends to continue into the untapped category of amphibious vehicles.

Amphibious vehicles are needed for a range of real-world operations, from taxi shuttles to military, tourism, and even as a dual purpose yacht tender connecting yachts with an easy transport option to shore, where these vehicles then effortlessly become a very capable and street legal vehicle. Our combination of features uniquely solves the demand vacuum.


Past vehicles have been inefficient, expensive, and ran off fossil fuels.
We believe no one out there is supplying 3-4 passenger recreational or commercial electric amphibious vehicles with good water and road performance.

*The above is a rendering of the Trident LS-1. Image features a computer generated concept model. Product is still currently under development including the overall styling.

Up to this point, we believe that past suppliers have failed to create efficient, affordable and reliable products, and even today, nobody is currently supplying 3+ passenger recreational or commercial amphibious vehicles that meet our standards of on-water performance and meet U.S. marine & highway regulations. Past amphibious vehicles have been inefficient, expensive, maintenance intensive, and ran off fossil fuels.

By being entirely electric and an "autocycle," the Trident LS-1 will have a lower drag both on the water and the road, also benefiting from reduced crash requirements (meaning reduced investment required) of 4+ wheeled road vehicle regulations.

On the water, the Trident will automatically offer several levels of redundancy and safety, going into "limp mode" (lower speed to preserve remaining battery energy) to extend range, with additional REX (range extender) options available for those that require longer range and operational flexibility.

With our strategically-structured team, our focus on abiding by all existing regulations from the start, and our affordable price point, Poseidon AmphibWorks is expecting to be a market breakout.

OUR TRACTION

Suppliers Identified and Board of Advisors Assembled

Poseidon Amphibworks has assembled a deeply-experienced team comprised of **world class marine engineering groups**, as well as teams with superb experience in low-volume & optimized manufacturing, electric powertrains, and marine engineering.


Terry Federer
Representing the All American Marine group of marine engineering companies, including Teknicraft and their hydrofoil design expertise.


Jeffrey Bowles
Representing DLBA Naval Architects, a subject matter expert in the development of high performance craft


Marcelo Benbassat
Hi-speed amphibian int'l sales expert, responsible for selling all of GIBBS production vehicles to Europe, Asia, Middle East, Africa, and Caribbean.


Dr. Jim Burns
EV powertrain pioneer, Co-Founder, Chief Science Officer of Transpower, Researcher, Chief Engineer, low volume manufacturing expert.


MUNRO
& ASSOCIATES, INC.
Munro & Associates
Composites, EV Tech, optimized manufacturing process design. Currently also helping Aptera, Arcimoto, and other electric 3-wheel companies.


Craig Ellis
Aerospace & auto composites manufacturing expert, c-level managed $2B+ groups, tech business mgt expert.

The Trident LS-1, our launch product, is patent-pending and has been preliminary designed for prototype final design and build, meaning our all-wheel drive powertrain design and key innovative hydrodynamic features have been analyzed and refined with computational fluid dynamics computer-aided engineering tools.

Poseidon AmphibWorks has also started preliminarily planning future vehicles within the Trident lineup, including luxury, limo shuttle, and custom-designed Search & Rescue models.


With the LS-1 Platform design patent pending
we've also been able to start thinking about our future lineup of vehicles
LS-2
Luxury design
LS-3
Search & Rescue design
LS-4
Limo Shuttle design
LS-Lite
Reduced length, 2 person design

The above is a rendering of the Trident LS-1. Image features a computer generated concept model. Product is still currently under development including the overall styling.

WHY INVEST

Poised to Represent a Paradigm Shift in Transportation

We believe our electric multi-function amphibious vehicles will represent **a paradigm shift in transportation**.

With a proven team working to develop solutions for the challenges posed by climate change, our StartEngine raise is the first step needed to make this vision a reality. Unlike former attempts at commercial amphibious vehicles, our team is designing for consumer approachability and reliability from the start, all while complying with highway and marine regulations.


The Trident LS-1 has the potential to be a paradigm shift for transport & recreation.
We have what it takes to take on the future.

The above is a rendering of the Trident LS-1. Image features a computer generated concept model. Product is still currently under development including the overall styling.

After prototypes are tested within the next five years and services are established in main coastal markets around the world, we hope to have 750-1000 vehicles sold globally, with many more exciting developments in the horizon beyond.

We have what it takes to take on the future. Join us and invest in Poseidon Amphibworks today.

Meet Our Team



Steve E. Tice

CEO, CTO, President & Director

38+ years' experience in state-of-the-art technology, electric powertrain design, interactive entertainment, software development, project management, operations management, product development, and marketing.

He has excelled at leading creative, business, managerial, and technical teams to achieve and exceed goals. Proficiency in technical design, engineering, and development of products and tools spanning aerospace, hybrid and electric vehicles, video game systems, digital animation, web apps, 3D graphics, and more - he has Masters of Aeronautical Engineering with Minors in CAE and Management from RPI (Rensselaer Polytechnic Institute). Co-designed and led analysis and simulation of a unique and novel series hybrid electric vehicle at RPI in 1978. Co-founded technology milestone companies like EVDrive and QuantumWorks in electric powertrains and real time computer graphics companies like SimGraphics Engineering (all still in business today) and Virtual Celebrity Productions. Designed and managed development of an AWD 4 motor UTV capable of unique torque vectoring functions like zero radius turns, at MotoVox, a big box powersports oem.

Developed groundbreaking software, content, and tools for industry giants such as Nike, P&G, AT&T, Hasbro, Sci-Fi Channel, Northrop, Nintendo, IBM, and Rockwell International. Astute, decisive, and able to translate executive leadership expertise to multiple business sectors. Leverage advanced technical acumen to establish credibility with prospective new clients or partners. Possess dynamic communication, negotiation and relationship management skills, with talent for defining and capitalizing on client needs. Insightful, resourceful, and adept at leading development and execution of high-impact marketing and business development strategies to achieve specific company objectives. Considerable expertise in strategic planning, resource optimization, and P&L management. Able to inspire high-performance teams to achieve aggressive revenue and profit goals. Highly skilled at connecting with, inspiring, and managing people from diverse cultural backgrounds. Excels at defining, developing, and collaboratively guiding business strategy and company direction.



Andy Langesfeld

V.P. Amphibious Operations, Co-Founder, Director

Mr. Langesfeld has been involved with vehicles that moved through the water, skimmed the water, flew just above the water, or had the ability to operate both on land and water. (Hovercrafts, foiling vessels, several amphibious airplanes, amphibious cars, and amphibious buses).

During different parts of his life, he was an FAA-certified pilot, a commercial hovercraft captain, a seaplane ultralight flight instructor, and an amphibious passenger vessel Captain with thousands of hours logged in different brands of large amphibious vehicles. He has also owned, restored, and upgraded different brands of amphibious cars eventually becoming the go to person for the Watercar Panthers since the factory stopped production in 2018, which he still does today.

Amphibious vehicle design and operational expert - He has been operating mainstream water sport tourist attractions since 1989 with the last 15+ years dedicated to amphibious buses / duck tours in Miami and Fort Lauderdale.

As part of running amphibious bus tours, Captain Andy oversaw the training tourist operators around the world.

He has consulted for search and rescue operations in the U.S.

He has sold, trained, serviced and consulted for 1-2-4 seat vehicle companies such as Gibbs, Watercar. Currently one of his companies focuses at Watercar (https://car-boat.com/) and Service.

He has serviced and maintained several of the later Watercar Panthers sold in the US and currently use an amphibious Watercar several days a week to commute, train new owners or educate people on the advantages of owning a street-legal, coastguard certified amphibious vehicle.

He has also consulted for one of the world leaders in high performance road and sea amphibian manufacturers, Gibbs Technologies for 2 years. In addition, even after Watercar stopped production in 2018 -and he still managed to sell most of their 2018 production inventory - that is how high the demand was and STILL IS, even at the $150+k price point and a maintenance intensive design.

He also runs the Miami Land and Sea company, which has operated commercial amphibious buses in Miami for almost a decade.

His company has also restored, repaired and sold several amphibious vehicles for other operators.

While based in Miami, Fl. he has contributed to the set up of amphibious tour businesses in the Caribbean, Cayman Islands, Hawaii and Guam.

Hovercraft experience - He has imported and represented this brand (Hovery) He has also made improvements to this single seater which started as a single engine and evolved into a twin engine.

Offering Summary

Company : Poseidon AmphibWorks Corporation

Corporate Address : 425 W. Park Drive #10 , Miami, FL 33172

Offering Minimum : $10,000.00

Offering Maximum : $1,069,947.50

Minimum Investment Amount (per investor) : $318.75

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 8,000

Maximum Number of Shares Offered : 855,958

Price per Share : $1.25

Pre-Money Valuation : $10,625,000.00

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives*

Time-Based Perks

Friends and Family

Invest within the first 48 hours and receive 12% bonus shares + a 15-minute call with Co-Founder and CEO, Steve Tice, and Co-Founder and VP of Amphibious Operations, Captain Andy + a 20-minute Amphicar Amphibious Tour at the Boat House in Orlando, FL.

Super Early Bird Bonus

Invest within the next 2 days to receive 10% bonus shares + a 15-minute call with Co-Founder and CEO, Steve Tice, and Co-Founder and VP of Amphibious Operations, Captain Andy.

Early Bird Bonus

Invest within the next 3 days and receive 5% bonus shares.

Amount Based Perks

Tier 1 | $2,000

Invest $2,000 and receive 3% bonus shares.

Tier 2 | $5,000

Invest $5,000 and receive 6% bonus shares.

Tier 3 | $10,000

Invest $10,000 and receive 9% bonus shares.

Tier 4 | $15,000

Invest $15,000 and receive 12% bonus shares + 15-minute call with Co-Founder and VP of Amphibious Operations, Captain Andy + a 20-minute Amphicar Amphibious Tour at the Boat House in Orlando, Florida (up to 3 people per car).

Tier 5 | $25,000

Invest $25,000 and receive 15% bonus shares + 15-minute call with Co-Founder and CEO, Steve Tice, and Co-Founder and VP of Amphibious Operations, Captain Andy + a 20-minute Amphicar Amphibious Tour at the Boat House in Orlando, FL (up to 3 people).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Poseidon AmphibWorks, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.06 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $106. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

EXTERIOR STYLING OPTION 1 revealed below showing one potential direction for the exterior vehicle look of our first vehicle

9 days ago

EXTERIOR STYLING OPTION 1 Shows just one exciting and promising exterior styling direction.

These computer graphics generated images show our core platform with just one exterior styling option being explored, both with the flexible windows feature and dual soft tops closed.

(3D COMPUTER GENERATED IMAGES SHOWN ARE JUST ONE POSSIBLE DIRECTION OF WHAT THE FINAL EXTERIOR STYLING MAY LOOK LIKE FOR THE PROTOTYPE AND ONCE IN PRODUCTION)


StartEngine.com/Poseidon
PoseidonAmphibWorks.com


StartEngine.com/Poseidon
PoseidonAmphibWorks.com

Trident LS-1 prototype being designed from the start to provide VALUE to its customers - Standard Sliding Ragtop and optional Camping kit shown in this update

28 days ago

Trident LS-1 being designed (still in prototype design, not in production) from the start to **provide VALUE to its customers** - that is, a reasonable purchase price for a multi-function modular re-configurable vehicle that supports many applications. The modular rear deck has many creative uses.
Shown below is the optional camping kit. Also shown below is the flex windows and sliding ragtop, which are standard in the base model.



Sliding rag top open



IMPROVED MARINE CAPABILITES and LESS PARTS - Work continues on Trident LS-1 - Concept Version 3 Complete

29 days ago

This new baseline version is intended to **increase functionality in low speed marine mode to make all thrusters usable plus now the foils can operate at various settings.** For very calm water, or shallow water, **foils can now be deployed to half or less than their full deployment level** (see second CGI picture below - wheel retraction is NOT shown in this CGI picture).

In addition, this version reduced some KEY custom parts for the foil system, for example, now all foils use the same deploy/retract mechanism.

This iteration intended to **NOT address IMPROVED exterior styling** (those options will be completed soon and shared in the next few Updates - feedback encouraged)

Notice for ROAD mode, NO EXPOSED thrusters in road mode.





Image below shows shallow water hydrofoil configuration for both low to medium speed operation. (as shown wheels retracted for all marine operations)


Marine Mode - Minimum depth of foils
- Wheels retracted for all water marine operations -
- No rudder needed as differential thrust provides superb manueverability -

Image below shows both smooth water hydrofoil operation and rough water configuration. (wheels not shown retracted below)


Smooth Water Hydrofoil Mode
(typically wheels would be retracted
not shown here)
Rough Water Hydrofoil Mode
Foils fully deployed

UPDATE - Subsystem Preliminary Design and Analysis - Suspension dual mode and long travel delivers advantages

about 1 month ago

Long vertical range of suspension travel allows **smoother travel on unpaved or bumpy steeper boat ramps plus lower ride heights for better aerodynamics and handling on the road** - as an example here is conceptual design on the front axle - **CLICK for PRESENTATION**


PoseidonAmphibWorks.com Trident LS-1
Schematic of Front Axle Ride Height Adjustment
0"- fully retracted
5"- high speed ride height
12" - low speed ride height

Congrats to our Advisory Board Member All American Marine, Inc. (AAM) getting contract to build H2 fuel range extended 70-ft. SWITCH ferry

about 1 month ago

Congrats to our Advisory Board Member All American Marine, Inc. (AAM), experts in multi-hull design, engineering and light weight aluminum hull manufacturing, **just announced getting build contract from SWITCH Maritime LLC to build "Sea Change", North America's first commercial hydrogen fuel cell range extender (360kW)/battery (100kWh), zero-emission e-ferry, a 70-foot, aluminum hull 75-passenger zero-emissions,** electric-drive ferry that will operate in the California Bay Area. **All American Marine is invaluable to the development of Poseidon AmphibWorks Trident LS-1 prototypes to production version hulls and subsystems.**





Congrats to our Advisory Board Member DLBA Naval Architects

about 1 month ago

DLBA Naval Architects, a Gibbs & Cox Division, gets contract for Next Phase of DARPA's Long-Endurance Unmanned Surface Vessels Program - MORE THAN 1200+ PROJECTS COMPLETED - They specialize in high-performance marine craft design and engineering, yet support all types of vessels and clients from record-setting high-speed race boats to commercial marine tugs and barges. **Supporting Poseidon's cutting edge marine**

technology design features is perfect fit for the DNA of the company.



IMECAR ELEKTRONIK signs MOU with Poseidon AmphibWorks Corporation to not only support engineering and production but near future European operations.

about 1 month ago

Under this Memorandum of Understanding (MOU) IMECAR ELEKTRONIK and Poseidon AmphibWorks Corporation agree to be working together to develop parts, supply chain, support engineering where required and manufacturing for the Poseidon AmphibWorks vehicles, such as but not limited to the following:
1 - European homologation design requirements of amphibious autocycle for European markets, right up front during the prototype design and build phase right through to local European production.
2 - Liquid-cooled "pizza box-shaped" ESS battery modules
3 - VCU - vehicle control units and HMI - human-machine interfaces hardware and software both for infotainment and powertrains
4 - 360 degree visual system integrated with the infotainment
5 - Motor/controller evaluation and integration
6 - Eurozone local manufacturing to augment the U.S. Florida-based main manufacturing resources.

We are excited about working with IMECAR, an experienced electric powertrain development company in Europe, with EV experience from trucks, aircraft, sports cars to marine vehicles. Linkedin post .... MOU letter

Congrats to our Advisory Board Member Munro & Associates on the launch of their Linkedin page.

about 1 month ago

We congratulate them on their launch of their new linkedin page - Munro has been in the media spotlight for many years. Coverage has included major publications, such as Bloomberg, The Wall Street Journal, and Forbes and their Youtube channel MUNROLIVE is not to be missed. Of note, Elon Musk and Sandy Munro mutual respect and similar philosophies are well documented - "great minds think alike".

We are honored to have Munro & Associates onboard as one of our Board of Advisors and are confident their support will help Poseidon attain its design and manufacturing cost goal challenges.


MUNRO
LIVE®

Amphibious vehicles, luxury or necessity? In the year 2100 Miami Will Be 5 Ft. Underwater!

about 1 month ago

In 2100 Miami Will Be 5 Ft. Underwater. Miami Was 30 Ft. Underwater Only 120,000 Year Ago. "If one wants to see evidence if a higher sea, downtown Miami is a good place," says Daniel Muhs, a United States Geological geologist.

So as Poseidon AmphibWorks co-founder Captain Andy has often asked, are amphibious vehicles, luxury or necessity? His answer, it is both - amazing flexibility from recreation to transport but when needed a survival vehicle. Efficient, electric, highway legal, marine legal and high performance makes these vehicles even more valuable.


Our world as we know it is changing, bringing water levels and flooding onto our streets and doorsteps.


Sea levels are predicted to rise by
1-8 feet
by 2100, with some estimates as early as 2050

END OF UPDATES

Comments (5 total)

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Francis H. 16 days ago

They should just repurpose an ID Buzz and hide the foils :)

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Andre B. a month ago

I just invested. This looks like a winner!

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Dan W. a month ago

Investing in Startengine campaigns requires signing up for a free account but it does not obligate you to invest. It will show you promising startups so you can get in early. You can also ask questions and post comments.

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Dan W. a month ago

Nice Sandy Munro update! Poseidon has a strong team and he's a great addition to your board of advisors. These links below further emphasize the points made in the update, at least for me. https://youtu.be/n9JGa8OQQBU and https://insideevs.com/news/542687/munro-musk-design-philosophy-parallels/

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Dan W. 1 INVESTMENT a month ago

As a long-time EV owner and technology enthusiast I think this combination of electric power and hydrofoils design makes complete sense. There are so many compelling uses for an electric high-performance amphibian listed on this site and I believe this team understands how to make it happen. I'm excited to be an investor.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Driving a vehicle that shreds through water as easily as on highways—to CHILL, bypass traffic or save a life—is nothing short of exhilarating.

Poseidon AmphibWorks understands how climate change will reshape borders, change transportation, and shift our disaster response efforts.

Our solution, the Trident LS-1, will be amphibious transportation reimagined—patent pending with the latest electric vehicle and marine technology, it's designed to be a triple threat in commercial, recreational, and search and rescue applications.

Trident's 3-motor all wheel drive will handle like the latest SUVs while still quick-launching from thousands of boat ramps worldwide.

We believe Trident will deliver the longest range possible on the smallest battery, using the latest active stabilization hydrofoil technology to "fly over the water," reducing drag dramatically and improving ride quality.

Steve: For me, living within a mile of 5 boat ramps in coastal San Diego, a 16 to 21-foot boat that requires a trailer, tow vehicle and storage is typically more money and trouble than it's worth. So, trident plans to bypass the extra cost and hassle while being extremely highway capable and efficient.

Camera on Steve and then cut to this Nav map function - this is my house and 5 or so closest boat ramps

We are in the pre-prototype phase, but to mitigate risk, our founders—experts in amphibious operations, electric powertrains, technology project management—are joined by an advisory board from world-class marine, Electric vehicle engineering and design-to-manufacturing firms, and we have a former Gibbs Amphibian International sales director.

Plus, Co-founder Captain Andy Langesfeld has over 20 years of experience with almost every type of water vehicle imaginable—if it's landed, launched, skimmed or hovered, he's operated it. His amphibious expertise shepherded our design, which we believe will be the ultimate freedom machine and yacht tender in a booming market.

Chart a course with the sustainable, adaptive amphibious vehicle of the future—invest with us Poseidon AmphibWorks today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Electronic Articles of Incorporation
For

P22000004555
FILED
January 04, 2022
Sec. Of State
jafason

POSEIDON AMPHIBWORKS CORPORATION

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

POSEIDON AMPHIBWORKS CORPORATION

Article II

The principal place of business address:

425 W PARK DRIVE
#10
MIAMI, FL. US 33172

The mailing address of the corporation is:

425 W PARK DRIVE
#10
MIAMI, FL. US 33172

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

10,000,000

Article V

The name and Florida street address of the registered agent is:

ANDERSON LAW FIRM PLLC
581 N PARK AVE
STE 2355
APOPKA, FL. 32712

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: NEQUOSHA ANDERSON

P22000004555
FILED
January 04, 2022
Sec. Of State
jafason

Article VI

The name and address of the incorporator is:

NEQUOSHA ANDERSON
581 N PARK AVE
STE 2355
APOPKA FL 32712

Electronic Signature of Incorporator: NEQUOSHA ANDERSON

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
STEVE E TICE
3304 BUENA VISTA ST
SAN DIEGO, CA. 92109 US

Title: SEC
STEVE E TICE
3304 BUENA VISTA ST
SAN DIEGO, CA. 92109 US

Title: TREA
STEVE E TICE
3304 BUENA VISTA ST
SAN DIEGO, CA. 92109 US

Article VIII

The effective date for this corporation shall be:

01/01/2022

P22000045SS

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☒ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

600384848406

04/11/22--01026--002 **35.00

RECEIVED
2022 APR 11 AM 8:07
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

FILED
2022 APR 11 AM 8:21

C. BRUMBLEY
APR 11 2022

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: POSEIDON AMPHIBWORKS CORPORATION

DOCUMENT NUMBER: P22000004555

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

NEQUOSHA ANDERSON, ESQ.
Name of Contact Person

ANDERSON LAW FIRM PLLC
Firm/ Company

581 N. PARK AVE. STE. 2355
Address

APOPKA, FL 32712
City/ State and Zip Code

OFFICE@ANDERSONLAWFL.COM
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

NEQUOSHA ANDERSON at (407) 801-8000
Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ■ $35 Filing Fee
- ☐ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
The Centre of Tallahassee
2415 N. Monroe Street, Suite 810
Tallahassee, FL 32303

Articles of Amendment
to
Articles of Incorporation
of

POSEIDON AMPHIBWORKS CORPORATION

(Name of Corporation as currently filed with the Florida Dept. of State)

(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

________________ *The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

FILED
2022 APR 11 AM 8:21

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent ________________

____
(Florida street address)

New Registered Office Address: ________________, Florida ________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

____
Signature of New Registered Agent, if changing

Check if applicable

☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change	______	______________	______________
____ Add			______________
____ Remove			______________
2) ____ Change	______	______________	______________
____ Add			______________
____ Remove			______________
3) ____ Change	______	______________	______________
____ Add			______________
____ Remove			______________
4) ____ Change	______	______________	______________
____ Add			______________
____ Remove			______________
5) ____ Change	______	______________	______________
____ Add			______________
____ Remove			______________
6) ____ Change	______	______________	______________
____ Add			______________
____ Remove			______________

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary*). *(Be specific)*

THEC

THE CORPORATION HAS AMENDED ARTICLE IV TO READ AS FOLLOWS:

8.5 MILLION PREFERRED VOTING SHARES

1.5 MILLION COMMON (NON-VOTING SHARES)

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

The date of each amendment(s) adoption: ____, if other than the date this document was signed.

Effective date <u>if applicable</u>: ____

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s) **(<u>CHECK ONE</u>)**

☒ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ____."

(voting group)

Dated APRIL 07, 2022

Signature ____

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

STEVE E. TICE

(Typed or printed name of person signing)

PRESIDENT, CEO, CTO, CHAIRMAN

(Title of person signing)